UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: June 30, 2025

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LESAKA TECHNOLOGIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Address of Principal Executive Office (Street and Number)

Rosebank, Johannesburg, 2196, South Africa
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lesaka Technologies, Inc. (the "Company") was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended June 30, 2025 by the prescribed deadline.

As disclosed in the Current Report on Form 8-K filed on September 10, 2025, the Audit Committee of the Company's Board of Directors (the "Audit Committee"), following consultation with its management and KPMG Inc, its independent registered public accounting firm, concluded that the Company's unaudited condensed consolidated financial statements for the quarters ended September 30, 2024, December 31, 2024, and March 31, 2025, respectively, included in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2024, December 31, 2024, and March 31, 2025, respectively (the "Quarterly Reports"), should be restated, and that such unaudited condensed financial statements should no longer be relied upon, due to the Company's re-evaluation of the classification of certain revenue that has been reported as an agent rather than as principal, and related cost of goods sold. The Company anticipates that the restatement will have no impact on its reported operating income (loss), net loss or loss per share or its net cash flows or liquidity. The restatement is expected to result in an increase in its revenue, with the increase in revenue expected to be offset by a corresponding increase in its cost of goods sold, IT processing, servicing and support.

The registrant has commenced the restatement process. In light of the restatement of the Quarterly Reports and the filing due date for the Form 10-K, the registrant requires additional time to prepare and review the consolidated financial statements for the Form 10-K. The registrant is currently unable to estimate the timing for the filing of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan L. Smith	0027	0113432000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 10, 2025, the Company issued a press release (the “Earnings Release”) announcing its financial results for the quarter and year ended June 30, 2025, which Earnings Release included a comparison to its results of operations from the corresponding periods in the last fiscal year. The Earnings Release was furnished as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 10, 2025.

The financial results in the Earnings Release are preliminary estimates. The Company is in the process of finalizing its financial statements for the fiscal year ended June 30, 2025, and its actual results remain subject to completion of those financial statements and their audit by its independent registered public accounting firm. These preliminary estimates are based on information available to management as of the date of the Earnings Release and certain related assumptions, which could prove incorrect. The Company’s actual, reported results of operations could differ based on completion of its year end closing procedures, final adjustments and developments that may arise prior to completion of its annual financial statements, and adjustments arising from the audit by its independent registered public accounting firm.

This Form 12b-25 contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "expects," "estimates," "projects," "believes," "anticipates," "plans," "could," "would," "may," "will," "intends," "outlook," "focus," "seek," "potential," "mission," "continue," "goal," "target," "objective," derivations thereof, and similar terms and phrases. In this Form 12b-25, statements relating to future financial results and future financing and business opportunities are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. These risks include, without limitation, the risk that our unaudited preliminary results may differ from our actual results, the timely completion of the restatement and the restated filings, the risk that additional information may become known prior to the expected filing with the Securities and Exchange Commission (SEC) of the restated filings or that other subsequent events may occur that would require us to make additional adjustments to its financial statements, whether our re-evaluation of its accounting on an agency versus principal basis related to other agreements will result in the restatement of revenue and costs associated with these other agreements in the Quarterly Reports or for other fiscal periods, uncertainties around the effectiveness of our internal control over financial reporting and the effectiveness of our disclosure controls and procedures, potential legal or regulatory action related to the restatement, and the potential impact on our business and any market reaction to any announcements regarding any of the foregoing. Additional information concerning factors that could cause actual events or results to differ materially from those in any forward-looking statement is contained in our Form 10-K for the fiscal year ended June 30, 2024, as filed with the SEC, as well as other documents we have filed or will file with the SEC. We assume no obligation to update the information in this Form 12b-25, to revise any forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements.

LESAKA TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2025	By:	/s/ Dan L. Smith
Dan L. Smith
	Title:	Group Chief Financial Officer